FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2010

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Relations)
and
Head of Section, Provincial, Territorial and Parliamentary Affairs
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report“) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (j)	2011-12 First Quarter Ontario Finances

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

August 8, 2011	By: /s/ Irene Stich
 Name:  Irene Stich
 Title:     Director, Capital Markets Operations
       Capital Markets Division
    Ontario Financing Authority

EXHIBIT INDEX

Exhibit (j):	2011-12 First Quarter Ontario Finances

EXHIBIT (j)

2011-12 First Quarter Ontario Finances

ONTARIO FINANCES
2011–12 First Quarter	Quarterly Update – June 30, 2011	Ministry of Finance

Fiscal Summary			2011–12
($ Millions)	Interim 2010–11	Budget Plan	Current Outlook	In-Year Change
Revenue	106,185	108,453	108,789	336
Expense
Programs	113,344	113,778	113,792	14
Interest on Debt1	9,527	10,290	10,290	–
Total Expense	122,871	124,068	124,082	14
Reserve	–	700	700	–
Surplus / (Deficit)	(16,686)	(16,316)	(15,994)	322
1      Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $195 million in 2010–11 and $268 million in 2011–12.
Note: Numbers may not add due to rounding.

2011–12 Fiscal Outlook

In the 2011 Ontario Budget, the government projected a $16.3 billion deficit for 2011–12. The first-quarter results indicate the Province is now on track for a deficit of $16.0 billion, an improvement of $0.3 billion.

The Province’s revenue outlook projects a slight increase from the outlook presented in the 2011 Budget, largely reflecting a loan repayment from the Chrysler Corporation. Other revenue changes include the impact of 2011 federal budget tax measures, a restatement of Ontario’s Equalization entitlement by the federal government, lower Ontario Power Generation Inc. revenue as a result of an Ontario Energy Board rate decision, and fiscally neutral revenue impacts associated with expense approvals.

Economic forecasts for Ontario have not materially changed since the 2011 Ontario Budget, with private-sector economists continuing to expect sustained growth. Significant risks to the global economic outlook remain.

The government remains committed to prudently managing Ontario’s finances. To this end, the 2011–12 outlook maintains the full reserve and the remaining contingency funds to protect against any adverse changes to the fiscal outlook.

Final results for 2010–11 will be updated in the Public Accounts later this summer. Further details on the Province’s fiscal plan will be provided in future fiscal updates.

For further information contact Communications and Corporate Affairs Branch (416) 325-0333 Frost Building North, Queen’s Park Toronto M7A 1Z1
Ce rapport est disponible en français
Pour plus de renseignements contactez
Direction des communications et des
affaires ministérielles, (416) 325-0333
Édifice Frost Nord, Queen’s Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.fin.gov.on.ca/en/budget/finances/2011/                                                                                                                                                                                       © Queen’s Printer for Ontario, 2011

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
Revenue at $108.8 Billion
The 2011–12 revenue outlook, at $108,789 million, is $335.9 million above that presented in the 2011 Budget forecast. Risks around the revenue outlook are largely related to factors such as the continuing European sovereign debt crisis, which could hamper the global economic recovery. The government will continue to monitor economic and revenue performance and will provide further details in future fiscal updates. Changes to the revenue outlook in the first quarter include:

♦   An increase of about $471 million in Other Non-Tax Revenue reflecting a $468 million gain on Chrysler Corporation’s payment of its Ontario loan – six years ahead of schedule; and a $2.7 million increase representing funding from the Victims’ Justice Fund to offset spending for the new Financial Assistance for Families of Homicide Victims program.

♦   A net increase of $43 million in Taxation Revenue reflecting increases in Personal Income Tax revenue of $27 million, and Corporations Tax revenue of $30 million due to 2011 federal budget measures largely related to closing tax loopholes and reducing tax avoidance; and a projected decrease of $14 million in Electricity Payments-In-Lieu of Taxes reflecting the estimated impact of the Ontario Energy Board’s (OEB) March 10, 2011, decision with respect to Ontario Power Generation Inc.’s (OPG) rate application for 2011 and 2012. The effect of the OEB decision is adjusted for the portions of the decision for which OPG has initiated a review or appeal process.

♦   A net decrease of about $139 million in Government of Canada transfers due to a $150 million downward revision to Ontario’s Equalization entitlement for 2011–12 as a result of a federal government calculation error, and $11.2 million in additional federal funding for approved projects under the Ontario Small Town and Rural Development Infrastructure Initiative (OSTAR).

♦ A projected decrease of $39 million in Net Income from Government Business Enterprises reflecting the estimated impact of the OEB decision discussed above on OPG’s net income.
Total Expense at $124.1 Billion
The 2011–12 total expense outlook, at $124,082 million, is $13.9 million higher than forecast in the 2011 Budget. Ministry program expense changes for this quarter include:
♦ Ministry of Aboriginal Affairs: An increase of $3.0 million for the Métis Voyageur Development Fund to support Métis economic development in Ontario, offset from the Operating Contingency Fund.

♦   Ministry of Agriculture, Food and Rural Affairs: An increase of $11.2 million, fully offset by federal revenue, for approved projects under the Ontario Small Town and Rural Development Infrastructure Initiative (OSTAR).

♦   Ministry of the Attorney General: An increase of $2.7 million for the new Financial Assistance for Families of Homicide Victims program, to compensate eligible parents and spouses of victims of homicides that occurred in Ontario in 2006 and after, fully offset by revenue from the Victims’ Justice Fund.

Ontario Finances	Details of In-Year Changes

FISCAL PERFORMANCE
Total Expense Continued

♦   Ministry of Children and Youth Services: An increase of $8.2 million as a result of a transfer of funding from the Ministry of Education for mental health workers as part of Open Minds, Healthy Minds – Ontario’s Comprehensive Mental Health and Addictions Strategy.

♦   Ministry of Education: A decrease of $8.2 million as a result of a transfer of funding to the Ministry of Children and Youth Services for mental health workers as part of Open Minds, Healthy Minds – Ontario’s Comprehensive Mental Health and Addictions Strategy.

♦   Ministry of Northern Development, Mines and Forestry: An increase of $13.9 million to support infrastructure improvements in four northern Ontario municipalities, offset from the Operating and Capital Contingency Funds.

♦   Operating Contingency Fund: A decrease of $8.9 million to offset the increase in operating expense within the Ministry of Aboriginal Affairs and the Ministry of Northern Development, Mines and Forestry.

♦ Capital Contingency Fund: A decrease of $8.0 million to offset the increase in capital expense within the Ministry of Northern Development, Mines and Forestry.
Projected interest on debt expense for 2011–12 is unchanged from the 2011 Budget.
Reserve at $0.7 Billion

The current fiscal outlook maintains the $0.7 billion reserve included in the 2011 Budget to protect the fiscal plan against adverse changes in the Province’s revenue and expense, and to help achieve the government’s fiscal targets.

Ontario Finances	Fiscal Performance

Review of Selected Financial and Economic Statistics1 ($ Millions)
	2007–08	2008–09	2009–102	Interim 2010–11	Current Outlook 2011–12
Revenue	103,579	96,933	95,793	106,185	108,789
Expense
Programs	94,065	94,776	106,336	113,344	113,792
Interest on Debt3	8,914	8,566	8,719	9,527	10,290
Total Expense	102,979	103,342	115,055	122,871	124,082
Reserve	–	–	–	–	700
Surplus / (Deficit)	600	(6,409)	(19,262)	(16,686)	(15,994)
Net Debt4	156,616	169,585	193,589	217,347	241,150
Accumulated Deficit	105,617	113,238	130,957	147,643	163,637
Gross Domestic Product (GDP) at Market Prices	583,946	587,065	580,313	613,767	642,000
Personal Income	466,051	479,902	480,361	501,597	522,664
Ontario Population (000s) – July 1	12,793	12,932	13,065	13,211	13,371
Net Debt per Capita (dollars)	12,242	13,113	14,817	16,452	18,036
Personal Income per Capita (dollars)	36,430	37,109	36,767	37,969	39,091
Interest on Debt as a per cent of Revenue	8.6	8.8	9.1	9.0	9.5
Net Debt as a per cent of GDP	26.8	28.9	33.4	35.4	37.6
Accumulated Deficit as a per cent of GDP	18.1	19.3	22.6	24.1	25.5
1      Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget.
2      Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3      Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $148 million in 2009–10, $195 million in 2010–11 and $268 million in 2011–12.
4      Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2007–08 to 2008–09 to conform with this revised presentation.
Sources: Ontario Ministry of Finance and Statistics Canada.

Ontario Finances	Ontario Economic Outlook

Ontario Economic Outlook

The Ontario economy has turned the corner following the global recession and is well-positioned for a period of sustained growth. Private-sector economists are continuing to forecast modest Ontario economic growth. As of August 4, 2011, private-sector forecasters, on average, project Ontario real GDP will increase by 2.7 per cent in 2011, up slightly from a 2.6 per cent increase expected at the time of the 2011 Budget. Private-sector forecasts for Ontario real GDP growth in 2012 have eased slightly, now averaging 2.5 per cent, down from 2.8 per cent at the time of the Budget. There are significant risks to the economic growth outlook, including the uncertain U.S. economic recovery and the sovereign debt crisis in Europe.

Ontario Finances	Economic Performance

Ontario Real GDP
♦   In the first calendar quarter of 2011, Ontario real GDP grew at an annualized rate of 3.2 per cent, the seventh consecutive quarterly gain. Real GDP in the first quarter surpassed the pre-recession level set in the second quarter of 2008 by 0.3 per cent. First-quarter growth was led by higher business investment spending and inventory accumulation.

Labour Market
♦   In July 2011, employment declined by 22,400 net jobs, following a 40,300 increase in June. As of July, Ontario employment was 38,800 (+0.6 per cent) jobs above the pre-recession peak reached in September 2008.

♦ The unemployment rate was 7.5 per cent in July, its lowest level since December 2008.
Retail Sales
♦   Ontario retail sales increased 0.5 per cent in May, following a 0.5 per cent increase in April. On a year-to-date basis, Ontario retail sales were up 3.5 per cent compared with the first five months of 2010.

Inflation
♦ The Ontario Consumer Price Index (CPI) was up 3.6 per cent in June from a year earlier. Much of the year-over-year increase in the CPI was due to higher gasoline prices (+34.4 per cent).
Housing Market
♦   Ontario home resales were fairly steady over the first half of 2011. As of June 2011, resales totalled 106,102 units for the year. This is comparable to the long-term average of 99,838 resales for the January-to-June period. The average price of an Ontario resale home increased to $376,712 in June, up 10.0 per cent from a year earlier.

♦ Ontario housing starts rose by 11.9 per cent in the second calendar quarter to a seasonally adjusted annualized rate of 71,300.
Manufacturing Sales and International Exports
♦   The value of Ontario manufacturing sales increased 0.4 per cent in May, after a 1.8 per cent decline in April. Solid gains in primary metal products (+4.9 per cent) and computer and electronics (+4.3 per cent) were drivers behind May sales growth. Sales by vehicle (-1.8 per cent) and auto parts (-1.5 per cent) manufacturers declined in May.

♦   In May, the value of Ontario international goods exports (on a customs basis) increased 5.6 per cent to $12.8 billion while imports rose 1.9 per cent to $21.2 billion.1 On a year-to-date basis, Ontario’s international merchandise exports increased by 7.1 per cent compared with the first five months of 2010, while imports rose by 9.3 per cent for the same period.

1 Seasonally adjusted by the Ontario Ministry of Finance.

Ontario Finances	Economic Trends and Performance

Key Economic Indicators (Per cent change from previous period, unless indicated otherwise)
		Annual	Annual	Quarterly
		2009	2010	10:1	10:2	10:3	10:4	11:1
Output (Seasonally Adjusted)
Real GDP	Ontario	(3.8)	3.0	1.2	0.6	0.5	0.9	0.8
Nominal GDP	Ontario	(1.2)	5.8	1.9	0.6	0.8	2.0	1.3

		Annual	Annual	Monthly 2011
		2009	2010	Mar	Apr	May	June	July
Other Indicators (Seasonally Adjusted)
Labour Markets
Labour Force (Change in 000s)		14.7	89.3	12.6	45.9	(22.8)	30.2	(36.2)
Employment (Change in 000s)		(164.3)	108.0	5.6	54.8	(16.1)	40.3	(22.4)
Unemployment Rate (%)		9.0	8.7	8.1	7.9	7.9	7.7	7.5
Household Sector
Retail Sales		(2.5)	5.4	(1.0)	0.5	0.5	N/A	N/A
Housing Starts (000s)1		50.4	60.4	74.7	79.2	58.9	75.8	N/A
MLS Home Resales		8.2	(0.1)	0.5	(3.2)	1.6	2.4	N/A
Manufacturing Sales
Transportation Equipment		(24.0)	22.5	2.3	(6.8)	(0.5)	N/A	N/A
Consumer Price Index2		0.4	2.5	3.6	3.6	4.0	3.6	N/A
1      Monthly housing starts are expressed at a seasonally adjusted annual rate.
2      Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation and Canadian Real Estate Association.

ONTARIO FINANCES
Financial Tables

Revenue

($ Millions)	2011–12
	Interim 2010–11	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	23,761	25,500	25,527	27
Sales Tax	19,047	20,134	20,134	–
Corporations Tax	8,250	8,874	8,904	30
Education Property Tax1	5,757	5,727	5,727	–
Employer Health Tax	4,784	4,991	4,991	–
Ontario Health Premium	2,967	3,074	3,074	–
Gasoline Tax	2,387	2,392	2,392	–
Land Transfer Tax	1,249	1,249	1,249	–
Tobacco Tax	1,158	1,142	1,142	–
Fuel Tax	711	721	721	–
Beer and Wine Tax (replacing Fees)2	398	538	538	–
Electricity Payments-In-Lieu of Taxes	295	532	518	(14)
Other Taxes	500	396	396	–
	71,264	75,270	75,312	43
Government of Canada
Canada Health Transfer	10,186	10,713	10,713	–
Canada Social Transfer	4,330	4,460	4,460	–
Equalization	972	2,350	2,200	(150)
Infrastructure Programs	1,708	538	550	11
Labour Market Programs	1,214	891	891	–
Social Housing	487	482	482	–
Wait Times Reduction Fund	97	97	97	–
Other Federal Payments	4,004	2,200	2,200	–
	22,998	21,731	21,593	(139)
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,925	1,738	1,738	–
Liquor Control Board of Ontario	1,544	1,641	1,641	–
Ontario Power Generation Inc. and Hydro One Inc.	926	1,131	1,092	(39)
Other Government Enterprises	2	3	3	–
	4,397	4,513	4,474	(39)
Other Non-Tax Revenue
Reimbursements	1,045	791	791	–
Vehicle and Driver Registration Fees	1,069	1,084	1,084	–
Electricity Debt Retirement Charge	934	931	931	–
Power Supply Contract Recoveries	1,281	1,351	1,351	–
Sales and Rentals	780	823	823	–
Other Fees and Licences	749	768	768	–
Beer and Wine Fees (replaced by Tax)2	172	–	–	–
Net Reduction of Power Purchase Contract Liability	339	317	317	–
Royalties	190	218	218	–
Miscellaneous Other Non-Tax Revenue	967	656	1,127	471
	7,526	6,939	7,409	471
Total Revenue	106,185	108,453	108,789	336
1      Education Property Tax revenue includes the property tax credit component of the Ontario Energy and Property Tax Credit.
2      Beer and Wine Tax replaces reduced Beer and Wine Fees and the reduced sales tax on alcohol. There is no net new revenue for the Province.
Note: Numbers may not add due to rounding.

Total Expense

($ Millions)			2011–12
	Interim 2010–11	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Aboriginal Affairs	81.1	78.4	81.4	3.0
Agriculture, Food and Rural Affairs1	919.1	1,235.5	1,246.7	11.2
Attorney General	1,756.0	1,905.2	1,907.9	2.7
Board of Internal Economy	193.9	293.9	293.9	–
Children and Youth Services	3,866.9	3,931.5	3,939.7	8.2
Citizenship and Immigration	107.6	102.0	102.0	–
Community and Social Services	9,234.5	9,769.5	9,769.5	–
Community Safety and Correctional Services	2,654.0	2,756.1	2,756.1	–
Consumer Services	19.4	20.4	20.4	–
Economic Development and Trade	269.1	353.1	353.1	–
Education1	22,208.6	23,220.3	23,212.1	(8.2)
Energy1	584.5	331.7	331.7	–
Environment	396.5	382.6	382.6	–
Executive Offices	32.5	31.4	31.4	–
Finance1	534.9	552.0	552.0	–
Francophone Affairs, Office of	5.5	5.5	5.5	–
Government Services1	1,083.2	1,083.8	1,083.8	–
Health and Long-Term Care	44,949.5	47,139.6	47,139.6	–
Health Promotion and Sport1	394.1	398.4	398.4	–
Infrastructure1,2	(155.4)	(96.7)	(96.7)	–
Labour	190.3	190.8	190.8	–
Municipal Affairs and Housing1	669.8	602.8	602.8	–
Natural Resources	646.6	603.2	603.2	–
Northern Development, Mines and Forestry	811.8	832.4	846.3	13.9
Research and Innovation	365.5	369.5	369.5	–
Revenue1	953.1	894.4	894.4	–
Tourism and Culture1	732.8	808.8	808.8	–
Training, Colleges and Universities1	6,826.6	6,989.4	6,989.4	–
Transportation	2,240.4	2,340.3	2,340.3	–
Interest on Debt3	9,527.0	10,289.8	10,289.8	–
Other Expense1	10,771.6	7,727.8	7,710.9	(16.9)
Year-End Savings4	–	(1,075.0)	(1,075.0)	–
Total Expense	122,871.2	124,068.2	124,082.1	13.9
1      Details on other ministry expense can be found in the Other Expense table.
2      Credit expense amounts are a result of adjustments between the Ministry of Infrastructure and other ministries to reflect consolidated net spending on realty assets for the year.
3      Interest on debt expense is net of interest capitalized during construction of tangible capital assets of $195 million in 2010–11 and $268 million in 2011–12.
4      As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project start-ups and implementation plans.
Note: Numbers may not add due to rounding.

Other Expense

($ Millions)			2011–12
	Interim 2010–11	Budget Plan	Current Outlook	In-Year Change
Ministry Expense
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	1,501.2	293.4	293.4	–
Time-Limited Assistance	9.0	–	–	–
Education
Teachers’ Pension Plan1	521.8	526.0	526.0	–
Energy
Ontario Clean Energy Benefit	300.0	1,135.0	1,135.0	–
Finance
Ontario Municipal Partnership Fund	683.5	623.7	623.7	–
Operating Contingency Fund	250.0	600.0	591.1	(8.9)
Power Supply Contract Costs	1,281.0	1,351.0	1,351.0	–
Government Services
Pension and Other Employee Future Benefits	1,199.0	1,341.0	1,341.0	–
Health Promotion and Sport
Time-Limited Investments in Infrastructure	288.4	44.2	44.2	–
Time-Limited Investments to Support Pan / Parapan Am Games	15.6	28.3	28.3	–
Infrastructure
Capital Contingency Fund	–	100.0	92.0	(8.0)
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing Stock	660.7	95.1	95.1	–
One-Time Assistance	22.6	–	–	–
Revenue
Harmonized Sales Tax Transitional Support	3,200.0	1,440.6	1,440.6	–
Tourism and Culture
One-Time Investments	23.1	3.1	3.1	–
Training, Colleges and Universities
Time-Limited Investments	815.7	146.3	146.3	–
Total Other Expense	10,771.6	7,727.8	7,710.9	(16.9)
1 Numbers reflect PSAB pension expense. Ontario's matching contributions to the plan grow to $1,316 million in 2010–11 and $1,381 million in 2011–12. Note: Numbers may not add due to rounding.

2011–12 Infrastructure Expenditures

($ Millions)		2011–12 Current Outlook
Sector	Total Infrastructure Expenditures 2010–11 Interim	Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	1,747	2,093	391	2,483
Provincial Highways	1,985	2,118	–	2,118
Other Transportation3	800	708	84	792
Health
Hospitals	2,726	2,573	10	2,583
Other Health	183	118	171	289
Education – School Boards	1,822	2,092	30	2,121
Postsecondary
Colleges	105	168	–	168
Universities	105	–	107	107
Water / Environment	235	39	249	288
Municipal and Local Infrastructure	431	134	202	336
Justice	625	851	52	903
Other	493	705	60	765
Short-Term Stimulus Investments	3,613	42	451	493
Subtotal	14,869	11,639	1,808	13,447
Less: Other Partner Funding4	723	674	–	674
Total Excluding Partner Funding	14,146	10,965	1,808	12,773
Less: Flow-Throughs5	2,088	96	614	710
Total Provincial Expenditure6	12,058	10,870	1,193	12,063
1      Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $268 million.
2      Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3      Other Transportation includes planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., municipal/ local roads, remote airports).
4      Third-party contributions to capital investment in the consolidated sectors (schools, colleges and hospitals).
5      Mostly federal government transfers for capital investments.
6      Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $9.5 billion for 2010–11.
Note: Numbers may not add due to rounding.

Ontario’s 2011–12 Financing Program

Province and Ontario Electricity Financial Corporation ($ Millions)
	Interim 2010–11	2011–12
		Budget Plan	Current Outlook	In-Year Change
Deficit / (Surplus)	16,686	16,316	15,994	(322)
Investment in Capital Assets	9,528	10,870	10,870	–
Non-Cash Adjustments	(5,640)	(3,603)	(3,603)	–
Net Loans / Investments	1,888	2,678	2,541	(137)
Debt Maturities	15,579	13,909	13,909	–
Debt Redemptions	562	500	500	–
Total Funding Requirement	38,603	40,669	40,210	(459)
Canada Pension Plan Borrowing	(800)	(1,079)	(1,079)	–
Decrease / (Increase) in Short-Term Borrowing	0	0	459	459
Increase / (Decrease) in Cash and Cash Equivalents	2,124	(4,624)	(4,624)	–
Total Long-Term Public Borrowing Requirement	39,928	34,966	34,966	–
Note: Numbers may not add due to rounding.

Borrowing Program Status (as at June 30, 2011) ($ Billions)
	Completed	Remaining	Total
Province	12.0	22.7	34.7
Ontario Electricity Financial Corporation	0.0	0.2	0.3
Total	12.0	22.9	35.0
Note: Numbers may not add due to rounding.

♦	Long-Term Public Borrowing completed as at June 30, 2011, totalled $12.0 billion as follows:

($ Billions)
Ontario Savings Bonds	0.6
Domestic Issues	8.2
Global/ US Dollar/ Other Issues	3.2
12.0

♦
As domestic investors have continued to show a preference for longer-term maturities, Ontario has been able to extend the term to maturity of its debt and take advantage of the sustained low interest rate environment.

♦	The decrease in Net Loans/Investments is primarily attributable to auto sector loan repayments.

♦
Due to historically low long-term interest rates, the Province has decided to use the $459 million decrease in Total Funding Requirement to decrease Short-Term Borrowing while leaving Long-Term Public Borrowing unchanged from the 2011 Budget forecast.